SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

Golden Eagle International, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

380961 10 2
(CUSIP Number)

Dr. J. Miguel Monroy, President
Golden Eagle Mineral Holdings, Inc.
Chancery Court, Leeward Highway,
Providenciales, Turks and Caicos Islands
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2009
(Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1      NAME OF REPORTING PERSONS

Golden Eagle Mineral Holdings, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)[  ]
(b)[  ]

3     SEC USE ONLY

4       SOURCE OF FUNDS

WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d)[__]
Item 2(e)[__]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Turks and Caicos Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 509,860,010 8. Shared Voting Power: N/A 9. Sole Dispositive Power: 509,860,010 10. Shared Dispositive Power: N/A

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

509,860,010

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[   ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.7%

14       TYPE OF REPORTING PERSON

CO - Golden Eagle Mineral Holdings, Inc. is a Turks & Caicos Islands corporation.

ITEM 1. SECURITY AND ISSUER

        This statement relates to the common stock, $0.0001 par value, of Golden Eagle International, Inc. The principal executive offices of Golden Eagle International, Inc. are presently located at 9661 South 700 East, Salt Lake City, Utah 84070, Telephone 801-619-9320.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This statement is filed by Golden Eagle Mineral Holdings, Inc., a corporation formed under the laws of the Turks & Caicos Islands.

(b)	Business address: Chancery Court, Leeward Highway, Providenciales, Turks and Caicos Islands, British West Indies.

(c)	Not applicable.

(d)	During the last five (5) years, Dr. J. Miguel Monroy, President of Golden Eagle Mineral Holdings, Inc., has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, Dr. J. Miguel Monroy, President of Golden Eagle Mineral Holdings, Inc., has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Dr. J. Miguel Monroy, President of Golden Eagle Mineral Holdings, Inc. is a citizen of Bolivia.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Pursuant to an agreement dated April 8, 2009 in a private transaction the Reporting Person acquired a convertible debenture originally issued by Golden Eagle International, Inc. to a third party (Aloha Holdings, Inc.). The convertible debenture has a face amount of $249,000, but at the time of the transaction $271,594 in principal and interest was due under the debenture. The Reporting Person acquired the convertible debenture for $125,000, with the total purchase price being paid in installments. To acquire the debenture the Reporting Person did not utilize funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities underlying the debenture. Instead, the Reporting Person utilized working capital to acquire the debenture.

ITEM 4. PURPOSE OF THE TRANSACTION

        The Reporting Person acquired the convertible debenture for investment purposes. At the present time, the Reporting Person has no plans or proposals which relate to, or would result in, those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any action similar to those enumerated therein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The Reporting Person has sole voting and dispositive power over 509,860,010 common shares of Golden Eagle International Inc., which represents approximately 27.7% of the total number of Golden Eagle International Inc. common shares currently outstanding. The Reporting Person's beneficial ownership is comprised of: (i) 498,996,250 shares of common stock acquired in December 2007 upon the conversion of shares of Golden Eagle International Inc.'s Series B Convertible Preferred Stock it previously held; and (ii) 10,863,760 shares of common stock underlying a convertible debenture acquired by the Reporting Person in April 2009. No other person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein.

        Through an agreement dated April 8, 2009 the Reporting Person in a private transaction with a third party acquired a convertible debenture previously issued by Golden Eagle International, Inc. The debenture is in the face amount of $249,000, and as of April 8, 2009 $271,594 of principal and accrued interest was due under the debenture. The debenture was acquired for $125,000 and by its terms is convertible into shares of common stock (although it may also be convertible into shares of the issuer's preferred stock) in a ratio calculated by dividing the dollar amount converted by $0.025 per share. All unpaid principal and interest was due under the convertible debenture on May 2, 2009. To date the principal and interest has not been paid, and by its terms the debenture remains convertible into shares of Golden Eagle International Inc.'s common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships by or between the Reporting Person and any other person with respect to any securities of Golden Eagle International Inc., including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2009

By: /s/ Golden Eagle Mineral Holdings, Inc. —————————————— Dr. J. Miguel Monroy, President